

June 15, 2011

Via E-mail
Mr. Eugene J. Midlock
Chief Financial Officer
The Cooper Companies, Inc.
6140 Stoneridge Mall Road
Suite 590
Pleasanton, CA 94588

>   **Re: The Cooper Companies, Inc.**
>   **Form 10-K for the fiscal year ended October 31, 2010**
>   **Filed December 17, 2010**
>   **Form 10-Q for the quarterly period ended January 31, 2011**
>   **Filed March 4, 2011**
>   **Form 10-Q for the quarterly period ended April 30, 2011**
>   **Filed June 3, 2011**
>   **File No. 001-08597**

Dear Mr. Midlock:

We have reviewed your response dated June 10, 2011 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended October 31, 2010

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

CVI Net Sales by Region, page 40

1.   We acknowledge your response to comment 2. We note your disclosure that the out-of-period adjustment resulted from mathematical mistakes, mistakes in the application of GAAP and oversight of facts. We also see your conclusion that deficiencies in your internal controls existed. Please tell us how you considered whether these issues represent material weaknesses or significant deficiencies and how you determined that internal control over financial reporting is effective in light of the identified matters. Refer to Rule 308(a)(3) of Regulation S-K.

Restructuring Costs, page 43

2.   We refer to your response to comment 3. In future filings, to the extent it is material, please quantify and describe expected cost savings from restructuring plans similar to that in your response. Refer to SAB Topic 5.P.4.

3.   Further to your response to prior comment 7, please tell us the amount of cash, cash equivalents and investments held by foreign subsidiaries that would be subject to a potential tax impact associated with the repatriation of undistributed earnings on foreign subsidiaries.

Financial Statements

Note 11. Employee Benefits, page 99

4.   We refer to your response to comment 13. In future filings please briefly describe your "individual fund procedures" and how liquidity restrictions and fund status impacted your valuations similar to your response consistent with ASC 820-10-50.

Form 10-Q for the quarterly period ending January 31, 2011

Financial Statements, page 3

Note 2. Acquisition and Restructuring Costs, page 9

5.   Further to your response to prior comment 18, please explain further why the effective settlement of a supply contract with unfavorable terms compared to current market terms from the company's prospective resulted in a gain and not a loss. Refer to the example in 805-10-55-30 through 55-32.

Form 10-Q for the quarterly period ending April 30, 2011

Consolidated Financial Statements

Note 6. Income Taxes, page 12

6.   We see your effective tax rate for the fiscal first half of 2011 is 7.1% compared to a range of 13.5% to 9.3% between fiscal 2008 and 2010. Please provide to us a summary of tax benefits you receive in foreign locations that attributes to the reduced effective tax rate.

Note 13. Contingencies, page 23

7.   We acknowledge your response to comment 16. Please tell us how you considered the disclosures required by FASB ASC 450-20-50 and SAB Topic 5-Y regarding the Rembrandt Vision Technologies litigation.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 26

Capital Resources and Liquidity, page 37

Financing Cash Flow, page 38

8.   We note that your discussion of cash flows from financing activities aggregates debt activity and does not separately discuss material transactions such as your repurchase of senior notes and how the repurchase was financed. In future filings please include a discussion of material factors necessary to convey an understanding of cash flows. Refer to the Securities Act Release 33-8350, Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operation.

Mr. Eugene J. Midlock
The Cooper Companies, Inc.
June 15, 2011
Page 4

You may contact Leigh Ann Schultz at (202) 551-3628 or Kate Tillan, Assistant Chief Accountant, at (202) 551-3604 if you have questions regarding these comments. You may also contact me at (202) 551-3671 with any other questions.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant